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                            January 4, 2023

       Fl  via Pavie
       General Counsel
       Eve Holding, Inc.
       1400 General Aviation Drive
       Melbourne, FL 32935

                                                        Re: Eve Holding, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 27,
2022
                                                            File No. 333-265337

       Dear Fl  via Pavie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Liquidity and Capital Resources, page 88

   1. It appears that you inadvertently removed disclosure previously added in response to our comment letters dated
June 27, 2022 and August 10, 2022. Please revise this section to include the disclosure
responsive to our previous comments or explain why those
                                                        comments are no longer
applicable.
       Executive Compensation , page 105

   2. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2022.
 Fl  via Pavie
FirstName  LastNameFl  via Pavie
Eve Holding, Inc.
Comapany
January    NameEve Holding, Inc.
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
       Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing